

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Darren Lampert
Chief Executive Officer
GrowGeneration Corp.
5619 DTC Parkway , Suite 900
Greenwood Village, Colorado 80111

   Re: GrowGeneration Corp.
     Form 10-K for Fiscal Year Ended December 31, 2022
     Filed March 16, 2023
     File No. 001-39146

Dear Darren Lampert:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services